UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 41)

América Móvil, S.A.B. de C.V. (the “Issuer”)

(Name of Issuer)

American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares (“L Shares”)

(Title of Class of Securities)

02364W105 for L Share ADSs1

(CUSIP Number)

Raúl Humberto Zepeda Ruíz
Paseo de las Palmas No. 750-7

Colonia Lomas de Chapultepec,

México 11000, Distrito Federal
(5255) 5625-4900

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)
(Page 1 of 23 Pages)

 _____________________________________

1      CUSIP number is for the L Share ADSs only. No CUSIP number exists for the underlying L Shares since such shares are not traded in the United States.

CUSIP No. 02364W105 L Share ADSs	13D	Page 2 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Helú
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 4,950,586,338 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,459,818,833 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 4,950,586,338 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 11,459,818,833 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,410,405,171 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs	13D	Page 3 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 2,213,920,468 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,570,124,679 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,213,920,468 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 20,570,124,679 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,137,056,589 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.6% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs	13D	Page 4 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marco Antonio Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 2,216,241,246 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,570,124,679 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,216,241,246 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 20,570,124,679 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,139,377,367 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.6% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs	13D	Page 5 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 1,182,954,921 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,570,124,679 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,182,954,921 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 20,570,124,679 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,429,585,321 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs	13D	Page 6 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) María Soumaya Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 756,193,592 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,570,124,679 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 756,193,592 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 20,570,124,679 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,326,308,277 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs	13D	Page 7 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vanessa Paola Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 891,695,928 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,570,124,679 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 891,695,928 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 20,570,124,679 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,439,010,613 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs	13D	Page 8 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Johanna Monique Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 917,057,873 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,570,124,679 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 917,057,873 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 20,570,124,679 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,447,783,610 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs	13D	Page 9 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grupo Financiero Inbursa, S.A.B. de C.V. (“GFI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC and AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,117,065,723 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 1,117,065,723 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,117,065,723 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON HC

CUSIP No. 02364W105 L Share ADSs	13D	Page 10 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inversora Carso, S.A. de C.V., formerly known as Inmobiliaria Carso, S.A. de C.V. (“Inversora Carso”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 10,342,753,110 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 10,342,753,110 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,342,753,110 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 02364W105 L Share ADSs	13D	Page 11 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust No. F/0008 (the “Telmex Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 1,575,020,356 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,575,020,356 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,575,020,356 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON EP

CUSIP No. 02364W105 L Share ADSs	13D	Page 12 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust No. F/0395 (the “Telnor Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 40,763,440 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 40,763,440 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,763,440 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON EP

CUSIP No. 02364W105 L Share ADSs	13D	Page 13 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fundación Telmex, A.C. (“Fundación Telmex”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 168,049,532 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 168,049,532 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,049,532 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 02364W105 L Share ADSs	13D	Page 14 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fundación Carlos Slim, A.C., formerly known as Fundación Carso, A.C. (“Fundación Carlos Slim” )
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 374,514,518 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 374,514,518 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 374,514,518 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 02364W105 L Share ADSs	13D	Page 15 of 23 Pages

1

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Instituto Carlos Slim de la Salud, A.C., formerly known as Instituto Carso Salud, A.C. (“Instituto Carlos Slim de la Salud”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 38,693,200 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 38,693,200 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,693,200 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 02364W105 L Share ADSs	13D	Page 16 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust No. F/0126 (the “Control Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 15,541,740,674 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 15,541,740,674 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,541,740,674 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 02364W105 L Share ADSs	13D	Page 17 of 23 Pages

Item 1.              Security and Issuer.

This Amendment No. 41 (the “Forty-First Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2001, as subsequently amended (the “Schedule 13D”), by the Reporting Persons (as defined below), with respect to the American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares (“L Shares”), of América Móvil, S.A.B. de C.V. (the “Issuer” or “AMX”). Capitalized terms used but not otherwise defined in this Forty-First Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 2.             Identity and Background.

Item 2, paragraphs (4), (5), (6) and (8) are hereby amended and restated in their entirety as set forth below:

(4) The Telmex Trust is a trust organized under the laws of Mexico as the pension plan for employees of the Teléfonos de México, S.A.B. de C.V. (“Telmex”). Banco Inbursa S.A., Institución de Banca Multiple, Grupo Financiero Inbursa, División Fiduciaria, is the trustee of the Telmex Trust and a subsidiary of GFI. A technical committee, each of whose members is an employee of Telmex or of a subsidiary of Telmex, is responsible for making investment decisions for the Telmex Trust. Thus, the Telmex Trust may be deemed to be controlled by Telmex, which may be deemed to be controlled by AMX, and AMX and the Slim Family may be deemed to share beneficial ownership of all L Shares and A Shares beneficially owned by the Telmex Trust. AMX and the Slim Family expressly disclaim such beneficial ownership.

(5) The Telnor Trust is a trust organized under the laws of Mexico as the pension plan for employees of Telefonos del Noroeste, S.A. de C.V. (“Telnor”). Telnor is a wholly-owned subsidiary of Telmex. Banco Inbursa, S.A., Institucion de Banca Multiple, Grupo Financiero Inbursa, Division Fiduciaria, is a trustee of the Telnor Trust and a subsidiary of GFI. A technical committee, each of whose members is an employee of Telmex or of a subsidiary of Telmex, makes investment decisions for the Telnor Trust. Thus, the Telnor Trust may be deemed to be controlled by Telmex, which may be deemed to be controlled by AMX, and AMX and the Slim Family may be deemed to share beneficial ownership of all Shares beneficially owned by the Telnor Trust. AMX and the Slim Family expressly disclaim such beneficial ownership.

(6) Fundación Telmex is a not-for-profit partnership organized under the laws of Mexico. A board, a majority of whose members are members of the Slim Family, makes investment decisions for Fundacion Telmex. Thus, Fundación Telmex may be deemed to be controlled by the Slim Family, which may be deemed to share beneficial ownership of all Shares beneficially owned by Fundación Telmex. AMX and the Slim Family expressly disclaim such beneficial ownership.

(8) Instituto Carlos Slim de la Salud is a not-for-profit partnership organized under the laws of Mexico. A board, certain of whose members are members of the Slim Family, makes investment decisions for Instituto Carlos Slim de la Salud. Thus, Instituto Carlos Slim de la Salud may be deemed to be controlled by the Slim Family, and the Slim Family may be deemed to share beneficial ownership of all Shares beneficially owned by Instituto Carlos Slim de la Salud. The Slim Family expressly disclaims such beneficial ownership.

Item 3.             Source and Amount of Funds or Other Consideration.

Following the filing of Amendment No. 40 to the Schedule 13D filed with the Commission on March 15, 2016 (the “Fortieth Amendment”), and for the period from February 27, 2016 to May 12, 2016, Inversora Carso purchased, directly and through its subsidiaries, 20,290,365 L Shares for an aggregate purchase price of $17,200,253. The funds were obtained from the working capital of Inversora Carso.

Item 5.             Interest in Securities of the Issuer.

(a) The Reporting Persons have the following interests in L Shares:

	L Shares(1)
	Number	% of Class
Carlos Slim Helú(2)	16,410,405,171	31.6%
Carlos Slim Domit(3)	22,137,056,589	42.6%
Marco Antonio Slim Domit(4)	22,139,377,367	42.6%
Patrick Slim Domit(5)	21,429,585,321	41.2%
María Soumaya Slim Domit(6)	21,326,308,277	41.1%
Vanessa Paola Slim Domit(7)	21,439,010,613	41.3%
Johanna Monique Slim Domit(8)	21,447,783,610	41.3%
GFI(9)	1,117,065,723	2.2%
Inversora Carso(10)	10,342,753,110	19.9%
Telmex Trust(11)	1,575,020,356	3.0%
Telnor Trust(11)	40,763,440	0.1%
Fundación Telmex(11)	168,049,532	0.3%
Fundación Carlos Slim(11)	374,514,518	0.7%
Instituto Carlos Slim de la Salud(11)	38,693,200	0.1%
Control Trust(12)	15,541,740,674	29.9%

(1)	Based upon 42,413,936,250 L Shares outstanding as of May 13, 2016 as reported by the Mexican Stock Exchange. Includes L Shares held in the form of L Share ADSs. L Share totals and percentages assume that 9,543,630,660 AA Shares (which is the maximum number of AA Shares that can be converted to L Shares) held by the relevant Reporting Persons have been converted into L Shares in accordance with the restrictions set forth in Item 4 of Amendment No. 24 to the Schedule 13D filed with the Commission on July 15, 2011. All previously reported A Shares held by the Reporting Persons were converted to L Shares on March 9, 2016.
(2)	Includes 4,950,586,338 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 1,878,746,745 AA Shares) owned directly by Carlos Slim Helú and shares owned by GFI and Inversora Carso.
(3)	Includes 2,213,920,468 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 646,988,558 AA Shares) owned directly by Carlos Slim Domit and shares owned by the Control Trust, GFI and Inversora Carso.

CUSIP No. 02364W105 L Share ADSs	13D	Page 18 of 23 Pages

(4)	Includes 2,216,241,246 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 646,988,558 AA Shares) owned directly by Marco Antonio Slim Domit and shares owned by the Control Trust, GFI and Inversora Carso.
(5)	Includes 1,182,954,921 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 323,494,279 AA Shares) owned directly by Patrick Slim Domit and shares owned by the Control Trust, GFI and Inversora Carso.
(6)	Includes 756,193,592 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 9,994 AA Shares) owned directly by María Soumaya Slim Domit and shares owned by the Control Trust, GFI and Inversora Carso.
(7)	Includes 891,695,928 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 22,809,994 AA Shares) owned directly by Vanessa Paola Slim Domit and jointly with her spouse.
(8)	Includes 917,057,873 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 39,398,942 AA Shares) owned directly by Johanna Monique Slim Domit and jointly with her spouse.
(9)	Includes shares owned by trusts managed by GFI for the benefit of employees of entities controlled by the Slim Family.
(10)	Includes shares owned by subsidiaries of Inversora Carso. Inversora Carso was formerly known as Inmobiliaria Carso S.A. de C.V.
(11)	Shares disclaimed by the Slim Family.
(12)	Includes 5,998,110,014 L Shares and 9,543,630,660 AA Shares, which are assumed to have been converted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, held for the benefit of the Slim Family.

(b) Because members of the Slim Family beneficially own a majority of the outstanding voting equity securities of AMX, GFI and Inversora Carso, members of the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any L Shares owned by such persons (including those beneficially owned by the Telmex Trust, the Telnor Trust, Fundación Telmex, Fundación Carlos Slim and Instituto Carlos Slim de la Salud). Because a board, or in the case of the trusts, a technical committee, the majority of whose members are members or designees of members of the Slim Family or employees of one of the Reporting Persons that may be deemed to be controlled by the Slim Family, makes investment decisions for each of Fundación Telmex, Fundación Carlos Slim, Instituto Carlos Slim de la Salud, the Telmex Trust, the Telnor Trust and the Control Trust, members of the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any L Shares owned by Fundación Telmex, Fundación Carlos Slim, Instituto Carlos Slim de la Salud, the Telmex Trust, the Telnor Trust and the Control Trust. Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any of the L Shares owned by the Reporting Persons.

(c) All transactions in L Shares effected by the Reporting Persons during the period beginning 60 days prior to the event which requires the filing of this statement are listed in Schedule II.

(d) Because members of the Slim Family beneficially own a majority of the outstanding voting equity securities of GFI and Inversora Carso, such members of the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any L Shares owned by such persons. Because a board, or in the case of the trusts, a technical committee, the majority of whose members are members or

CUSIP No. 02364W105 L Share ADSs	13D	Page 19 of 23 Pages

designees of members of the Slim Family or employees of one of the Reporting Persons that may be deemed to be controlled by the Slim Family, makes investment decisions for each of Fundación Telmex, Fundación Carlos Slim, Instituto Carlos Slim de la Salud, the Telmex Trust, the Telnor Trust and the Control Trust, members of the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any L Shares owned by Fundación Telmex, Fundación Carlos Slim, Instituto Carlos Slim de la Salud, the Telmex Trust, the Telnor Trust and the Control Trust. Except as otherwise disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any L Shares owned by the Reporting Persons.

(e) Not applicable.

Item 6.             Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 25, 2016 and February 25, 2016, Inversora Carso entered into certain secured credit agreements with Banco Santander, S.A. (“Santander”), pursuant to which Inversora Carso is entitled to borrow an aggregate amount of up to €230,000,000. Under the terms of these credit agreements, Inversora Carso has agreed to pledge and grant a security interest in certain collateral, which includes 488,531,304 L Shares, in favor of Santander as security for the borrowed amount.

On February 25, 2016, Control Empresarial de Capitales, S.A. de C.V. (“Control Empresarial”), a subsidiary of Inversora Carso, entered into a secured credit agreement with Santander, pursuant to which Control Empresarial is entitled to borrow an aggregate of up to €130,000,000. Under the terms of this credit agreement, Control Empresarial has agreed to pledge and grant a security interest in certain collateral, which includes 618,899,889 L Shares, in favor of Santander as security for the borrowed amount.

On March 11, 2015, Control Empresarial entered into a Margin Loan Agreement with HSBC Bank PLC (“HSBC”) and related security documents (collectively, and as amended, the “HSBC Loan Documents”). The HSBC Loan Documents were amended on March 31, 2015 to include Inversora Carso as an additional borrower. Pursuant to the HSBC Loan Documents, Control Empresarial is entitled to borrow up to €300,000,000 and Inversora Carso is entitled to borrow up to €150,000,000 (collectively, the “HSBC Borrowed Amount”). Under the terms of the HSBC Loan Documents, Control Empresarial and Inversora Carso have agreed to pledge and grant, in favor of HSBC, a security interest in certain collateral (the “HSBC Pledged Shares”), the value of which must be 150% of the HSBC Borrowed Amount. As of May 13, 2016, the HSBC Pledged Shares were comprised of 544,470,143 of Control Empresarial’s L Shares and 654,826,541 of Inversora Carso’s L Shares, which are currently pledged in favor of HSBC as security for the HSBC Borrowed Amount.

On December 11, 2014, Control Empresarial entered into a Loan Agreement with Caixabank, S.A. (“Caixabank”) and related security documents (collectively, the “Caixabank Loan Documents”), pursuant to which Control Empresarial is entitled to borrow up to

CUSIP No. 02364W105 L Share ADSs	13D	Page 20 of 23 Pages

€350,000,000 (the “Caixabank Borrowed Amount”). Under the terms of the Caixabank Loan Documents, Control Empresarial and Inversora Carso, as guarantor, have agreed to pledge and grant a security interest in certain collateral, which includes 765,815,898 L Shares, in favor of Caixabank as security for the Caixabank Borrowed Amount.

Other than as set forth above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to L Shares.

Item 7.             Material to be Filed as Exhibits.

The Powers of Attorney for the members of the Slim Family, GFI and Inversora Carso, each filed as an exhibit to the Schedule 13G filed by the Reporting Persons with the Commission on February 14, 2014 in respect of their ownership in equity shares of YPF Sociedad Anónima and for the Telmex Trust, the Telnor Trust, Fundación Telmex, Fundación Carlos Slim, Instituto Carlos Slim de la Salud and the Control Trust each filed as an exhibit to the Thirty-Fourth Amendment are all hereby incorporated herein by reference.

CUSIP No. 02364W105 L Share ADSs	13D	Page 21 of 23 Pages

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Carlos Slim Helú

Carlos Slim Domit	By: /s/ Raul Humberto Zepeda Ruiz
Raul Humberto Zepeda Ruiz
Marco Antonio Slim Domit	Attorney-in-Fact
June 17, 2016
Patrick Slim Domit

María Soumaya Slim Domit

Vanessa Paola Slim Domit

Johanna Monique Slim Domit

INVERSORA CARSO, S.A. DE C.V.

By: Raul Humberto Zepeda Ruiz
Title: Attorney-in-Fact

CUSIP No. 02364W105 L Share ADSs	13D	Page 22 of 23 Pages

GRUPO FINANCIERO INBURSA, S.A.B. DE C.V.

By: Raul Humberto Zepeda Ruiz
Title: Attorney-in-Fact

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0008

By: Raul Humberto Zepeda Ruiz
Title: Attorney-in-Fact

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0395

By: Raul Humberto Zepeda Ruiz
Title: Attorney-in-Fact

FUNDACIÓN TELMEX, A.C.

By: Raul Humberto Zepeda Ruiz
Title: Attorney-in-Fact

FUNDACIÓN CARLOS SLIM, A.C.

By: Raul Humberto Zepeda Ruiz
Title: Attorney-in-Fact

INSTITUTO CARLOS SLIM DE LA SALUD, A.C.

By: Raul Humberto Zepeda Ruiz
Title: Attorney-in-Fact

CUSIP No. 02364W105 L Share ADSs	13D	Page 23 of 23 Pages
BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0126

By: Raul Humberto Zepeda Ruiz
Title: Attorney-in-Fact

SCHEDULE II

For the period beginning 60 days prior to the event which requires the filing of this statement, the Reporting Persons set forth below effected the following transactions in L Shares on the Mexican Stock Exchange. The prices below reflect the price paid (in US$ based upon the Exchange Rate published by the Banco de México on the trade date) by the purchasers per L Share on the relevant trade date.

L Shares

	Type of		Number of	Price per Share
Reporting Person	Transaction	Trade Date	L Shares	US Dollars
Inversora Carso	Purchase	04/28/2016	2,906,994	0.70
Inversora Carso	Purchase	04/28/2016	673,900	0.70
Inversora Carso	Purchase	04/28/2016	2,919,106	0.70
Inversora Carso	Purchase	04/28/2016	272,400	0.70
Inversora Carso	Purchase	04/28/2016	2,227,600	0.70
Inversora Carso	Purchase	04/28/2016	1,000,000	0.70
Inversora Carso	Purchase	04/29/2016	140,501	0.70
Inversora Carso	Purchase	04/29/2016	970,099	0.70
Inversora Carso	Purchase	05/02/2016	206,774	0.69
Inversora Carso	Purchase	05/02/2016	160,775	0.69
Inversora Carso	Purchase	05/02/2016	343,226	0.69
Inversora Carso	Purchase	05/02/2016	609,762	0.69
Inversora Carso	Purchase	05/02/2016	1,859,228	0.69
Inversora Carso	Purchase	05/04/2016	1,133,765	0.65
Inversora Carso	Purchase	05/04/2016	184,746	0.66
Inversora Carso	Purchase	05/04/2016	1,532,456	0.66
Inversora Carso	Purchase	05/04/2016	724,293	0.66
Inversora Carso	Purchase	05/04/2016	1,633,779	0.66
Inversora Carso	Purchase	05/04/2016	342,169	0.66
Inversora Carso	Purchase	05/04/2016	250,000	0.66
Inversora Carso	Purchase	05/04/2016	204,220	0.66
Inversora Carso	Purchase	05/04/2016	383,441	0.66
Inversora Carso	Purchase	05/04/2016	1,011,331	0.66
Inversora Carso	Purchase	05/04/2016	2,250,000	0.66
Inversora Carso	Purchase	05/04/2016	199,800	0.66
Inversora Carso	Purchase	05/04/2016	150,000	0.66
Inversora Carso	Purchase	05/06/2016	278,796	0.64
Inversora Carso	Purchase	05/06/2016	721,204	0.64